Exhibit 22.1

Comdisco Holding Company, Inc.
Subsidiaries of the Registrant as of December 1, 2009

Subsidiary State or Sovereign Power of Incorporation

Subsidiaries included in the Registrant’s consolidated financial statements:

Comdisco Canada Ltd	Ontario
Comdisco Canada Equipment Finance Limited Partnership	Ontario
Equiplease Limited	United Kingdom
Comdisco, Inc.	Delaware
Comdisco Ventures Fund A, LLC	Delaware
Comdisco de Mexico, S.A. de C.V	Mexico

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